Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of New Horizon Aircraft Ltd. on Form S-1 of our report dated March 28, 2024, with respect to our audits of the consolidated financial statements of New Horizon Aircraft Ltd. (f/k/a Pono Capital Three, Inc.) as of December 31, 2023 and 2022, for the year ended December 31, 2023 and for the period from March 11, 2022 (inception) through December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on April 2, 2024, and accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

June 7, 2024